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                              February 6, 2024

       Fui Chu Lo
       Chief Financial Officer
       iOThree Limited
       140 Paya Lebar Road #07-02
       AZ @ Paya Lebar
       Singapore 409015

                                                        Re: iOThree Limited
                                                            Registration
Statement on Form F-1
                                                            Filed January 24,
2024
                                                            File No. 333-276674

       Dear Fui Chu Lo:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form F-1

       Risk Factors
       Risks Related to Ownership of Our Securities, page 29

   1.                                                   We note that page 33 of
your Amended and Restated Memorandum and Articles of
                                                        Association contains a
provision designating the courts of the Cayman Islands as the sole and exclusive forum for
disputes arising under the Companies Act and the federal district courts of the Southern
District of New York as the sole and exclusive forum for
                                                        complaints under the
federal securities laws. Please add a risk factor clearly describing these provisions and
the risks they pose to investors, including a discussion of any uncertainties with
respect to the enforceability of these provisions.
       Capitalization, page 38

   2. Please revise to label the column that gives effect to the sale of 2,334,239 Ordinary Shares as "Pro Forma".
 Fui Chu Lo
iOThree Limited
February 6, 2024
Page 2
3. Please provide us with the reconciliations of the amounts in the pro forma columns for each line item after revisions have been made to the Actual amounts as of September 30,
         2023 as discussed in comment 6 below.
4. Please revise to reflect the impact of the receipt of the offering proceeds on Cash and Cash equivalents in the pro forma columns.
Dilution, page 39

5. Please revise your historical net tangible book value as of September 30, 2023 to be total net assets less intangible assets of $416,767 and deferred offering costs of $446,867 and revise your description of the calculation accordingly.
Consolidated Balance Sheets, page F-33

6.       You disclose on page F-37 that the financial statements are prepared as if the
         reorganization became effective as of the beginning of the first period presented. Further, you state on page F-56 that after the reorganization iOThree Cayman has 100,000
         Ordinary Shares outstanding. Accordingly, please revise the financial statements,
         including the Statements of Changes in Shareholder   s Equity, to
appropriately reflect the
         reorganization as if it became effective as of the beginning of the first period presented.
         Similar revisions should be made to the Interim Financial Statements as well as the
            Actual    column and related footnotes in Capitalization on page
38.
7. As the dividend accrual is now reflected in the historical financial statements as of September 30, 2023, please revise to remove the pro forma column here.
General
FirstName LastNameFui Chu Lo
Comapany
8.     The NameiOThree
           consent filed asLimited
                            Exhibit 23.1 references an audit report dated
January 23,
       2024; however,
February 6, 2024 Page 2the report on page F-32 is dated January 24, 2024. Please revise.
FirstName LastName
 Fui Chu Lo
FirstName LastNameFui Chu Lo
iOThree Limited
Comapany6,NameiOThree
February   2024        Limited
February
Page 3 6, 2024 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Melissa Kindelan at 202-551-3564 or Chris Dietz at 202-551-3408 if you
have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan at 202-551-6756 or Jan Woo at 202-551-3453 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Marc J. Adesso